ReneSola Ltd.

No.8 Baoqun Road, Yaozhuang Industrial Park

Jiashan, Zhejiang, People’s Republic of China

Tel: +86 573 84773058

Fax: +86 573 84773383

January 24, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Russell Mancuso, Esq.

     Jay Mumford, Esq.

Re:	ReneSola Ltd

    Registration Statement on Form F-1 (Registration No. 333-148550)

    Registration Statement on Form 8-A (Registration No. 001-33911)

Dear Messrs. Mancuso and Mumford:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, ReneSola Ltd (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated to, and that such Registration Statement be declared effective on Monday, January 28, 2008 at 3:30 p.m., New York Time, or as soon thereafter as practicable, unless we or our US counsel, Latham & Watkins LLP, requests by telephone that such Registration Statement be declared effective at some other time.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing ordinary shares and the underlying ordinary shares of the Company be declared effective concurrently with the above-captioned Registration Statement on F-1.

The Company hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in connection with our filing.

Very truly yours,

ReneSola Ltd

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer